FINANCIAL STATEMENT

Lyfmap, Inc.
Period Ending
December 31, 2021

LYFMAP, INC

Financial Statement
Period Ended December 31, 2021

CONTENTS

LYFMAP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

LYFMAP, INC
BALANCE SHEETS
FOR THE YEAR ENDED DECEMBER 31, 2021

		2021	
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents			
Accounts Receivable (A/R)	$	0	
Total current assets	$	57,500	
LONG TERM ASSETS			
Fixed Assets	$	0	
Total Long Term Assets		0	
TOTAL ASSETS	$	57,500	
CURRENT LIABILITIES			
Accounts Payable	$	0	0
Payroll Accrual		0	0
Total current liabilities		0	0
LONG TERM LIABILITIES			
Long Term Loans (SAFE)		57,500	0
Total long-term liabilities		0	0
TOTAL LIABILITIES		0	0
SHAREHOLDERS' EQUITY			
Common stock, 10,000,000 shares authorized before 2018, 670,000 issued and outstanding, $0.1 per stock	$	67,000	
Retained earnings		(67,000)	
Additional paid-in capital			
Total Shareholders' Equity	$	0	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	(57,500)	

LYFMAP, INC
STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

	2021	
REVENUE		
Sales	$ -	
Asset Acquisition	-	
Total operating income	-	
COST OF GOODS SOLD		
Cost of Goods Sold	-	
GROSS PROFIT	-	
OPERATING EXPENSES		
Payroll (Salary/Contractors)	0	
Office Supplies	0	
Advertising & Marketing	0	
Amortization	0	
Software Expense	0	
Legal/Tax Service Expense		
Total operating expenses	0	
Income from operations	0	
NON-OPERATING INCOME		
Tax	0	
Total non-operating income (loss)	0	
NET INCOME (LOSS)	$ 0	

LYFMAP, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021

		Issued Common Stocks		Additional	Retained Earning
	Total	Number	Amount	**Paid-In Capital**	**Owner Equity**
BALANCE, JANUARY 1, 2021	$ 57,500	670,000	$ 67,000	$ -	$ (67,000)
NET INCOME	$ 0				$ 0
CONTRIBUTION	$ 0				
BALANCE, DECMBER 31, 2021	$ 57,500	670,000	$ 67,000	$ -	$ (67,000)

LYFMAP, INC
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

	2021	
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 0	
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Depreciation/Amortization	-	
Accounts Receivable (A/R)	-	-
Accounts Payable	-	-
Payroll Accrual	-	-
Accrued Expenses / Other Liabilities	-	-
Net cash provided by operating activities	00	
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital Improvements	-	-
Investments	-	-
Net cash provided by investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Owner's Capital Contribution	0	-
Net cash provided by financing activities	0	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 0	
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	0	
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 0	

NOTE 1:   *ORGANIZATION AND NATURE OF OPERATIONS:*

Lyfmap, Inc ("The Company") is a corporation organized under the laws of the State of Delaware and domiciled in Minnesota. The Company was found on September 28th, 2015 and is a social networking website providing its users a way to share locations and photos of their life memories to connect with each other.

NOTE 2:   *GOING CONCERNING MATTERS:*

Basis of Presentation and Use of Estimates:
The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company sustained a net operating loss of $326 and $4,781 in 2019 and 2018 respectively. Management's plans to raise capital from a Reg CF funding campaign raised $57,500
These funds will be used for development and to expand it's audience.
The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through December 2022. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 3:   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:*

Basis of Presentation:
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties:
The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and state of Minnesota.

The Company has filed corporate tax returns for federal and Minnesota since inception.

NOTE 4:   *EQUITY:*

Under the Company's original articles of incorporation in effect, the Company authorized 10,000,000 shares of $0.000001 par value Common Stock.

Common Stock:
Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. As of September 23rd, 2020, 670,000 shares have been issued and are outstanding.

NOTE 5:   *FAIR VALUE MEASUREMENT:*

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows: Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method. Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE 6: **CONCENTRATION OF CREDIT RISK:**

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE 7: **SUBSEQUENT EVENTS:**

Management considered events subsequent to the end of the period but before September 23rd, 2020, the date that the financial statements were available to be issued.

Due to COVID-19 pandemic since mid-March, 2020, the management do see the potential increase of interest in online social media, the company's main sector.